UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Amendment No. 2)*
Under the Securities Exchange Act of 1934

THE RUBICON PROJECT, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

78112V102
(CUSIP Number)

August 3, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

Exhibit Index:  Page 12

CUSIP NO. 78112V102	Page 2 of 12 Pages

1.	Names of Reporting Persons

40 North Management LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0

	6.	Shared Voting Power

0
	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented By Amount in Row (9)

0.0%
12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 78112V102	Page 3 of 12 Pages

1.	Names of Reporting Persons

40 North GP III LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

0
	6.	Shared Voting Power
0

	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented By Amount in Row (9)

0.0%
12.	Type of Reporting Person (See Instructions)

OO

CUSIP NO. 78112V102	Page 4 of 12 Pages

1.	Names of Reporting Persons

40 North Latitude Fund LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

0
	6.	Shared Voting Power
0

	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented By Amount in Row (9)

0.0%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP NO. 78112V102	Page 5 of 12 Pages

1.	Names of Reporting Persons

40 North Latitude Master Fund Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

0
	6.	Shared Voting Power
0

	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented By Amount in Row (9)

0.0%
12.	Type of Reporting Person (See Instructions)

CO

CUSIP NO. 78112V102	Page 6 of 12 Pages

1.	Names of Reporting Persons

David S. Winter
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

0
	6.	Shared Voting Power
0

	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented By Amount in Row (9)

0.0%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 78112V102	Page 7 of 12 Pages

1.	Names of Reporting Persons

David J. Millstone
2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a. ☐
b. ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

0
	6.	Shared Voting Power
0

	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented By Amount in Row (9)

0.0%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 78112V102	Page 8 of 12 Pages

Item 1(a).	Name of Issuer:

The Rubicon Project, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

12181 Bluff Creek Drive
4th Floor
Los Angeles, California 90094

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	40 North Management LLC (“40 North Management”);
ii)	40 North GP III LLC (“40 North GP”);
iii)	40 North Latitude Fund LP (“40 North Latitude Feeder”);
iv)	40 North Latitude Master Fund Ltd. (“40 North Latitude Master”);
v)	David S. Winter; and
vi)	David J. Millstone.

This statement relates to Shares (as defined in Item 2(d) below) formerly held by 40 North Latitude Master, the “master” fund in a “master-feeder” structure in which 40 North Latitude Feeder is a “feeder” fund. The principal business of each of 40 North Latitude Feeder and 40 North Latitude Master is the making of investments in securities and other assets. The principal business of 40 North GP is to serve as general partner of 40 North Latitude Feeder. 40 North Management serves as principal investment manager to 40 North Latitude Feeder and 40 North Latitude Master. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares, formerly held by or for the account of 40 North Latitude Feeder and 40 North Latitude Master. David S. Winter and David J. Millstone each serve as the sole members and principals of each of 40 North Management and 40 North GP, and as the sole directors of 40 North Latitude Master.

The agreement between the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) under the Exchange Act is attached as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 30th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

	i)	40 North Management is a Delaware limited liability company;
	ii)	40 North GP is a Delaware limited liability company;
	iii)	40 North Latitude Feeder is a Delaware limited partnership;

CUSIP NO. 78112V102	Page 9 of 12 Pages

	iv)	40 North Latitude Master is a Cayman Islands exempted company incorporated with limited liability;
	v)	David S. Winter is a United States citizen; and
	vi)	David J. Millstone is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

78112V102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, none of the Reporting Persons may be deemed to be the beneficial owner of any Shares.

Item 4(b).	Percent of Class:

None of the Reporting Persons may be deemed to be the beneficial owner of any Shares.

Item 4 (c).	40 North Management may no longer be deemed to have sole power to vote and sole power to dispose of any of the Shares and the other Reporting Persons formerly having beneficial ownership may no longer be deemed to have shared power to vote and shared power to dispose of any Shares.

CUSIP NO. 78112V102	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 78112V102	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 2016	40 NORTH MANAGEMENT LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: August 4, 2016	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: August 4, 2016	40 NORTH LATITUDE MASTER FUND LTD.

	By:	/s/ David S. Winter
David S. Winter
Director

	By:	/s/ David J. Millstone
David J. Millstone
Director

Date: August 4, 2016	40 NORTH GP III LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: August 4, 2016	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: August 4, 2016	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone

CUSIP NO. 78112V102	Page 12 of 12 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement by and among 40 North Management LLC, 40 North Latitude Fund LP, 40 North Latitude Master Fund Ltd., 40 North GP III LLC, David S. Winter, and David J. Millstone